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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(AMENDMENT NO.  )

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

THE COBALT GROUP, INC.
(Name of the Issuer)

The Cobalt Group, Inc.; Cobalt Acquisition Corporation;
Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.; Warburg Pincus LLC; John W.P. Holt
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

19074Q1031
(CUSIP Number of Class of Securities)

Scott A. Arenare, Esq.
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600
(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Steven J. Gartner, Esq. Willkie Farr & Gallagher 787 Seventh Avenue New York, New York 10019 (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a.	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	/ /	The filing of a registration statement under the Securities Act of 1933.
c.	/ /	A tender offer.
d.	/ /	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: /x/

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$38,430,833	$7,687.00

*
For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,980,238 shares of common stock of The Cobalt Group, Inc. at $3.50 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

   /x/  Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $7,687.00	Filing Party: The Cobalt Group, Inc.
Form or Registration No: Schedule 14A	Date Filed: June 28, 2001

Page 1 of 8 Pages

SCHEDULE 13E-3

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement"), filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 2, 2001, between The Cobalt Group, Inc., a Washington corporation (the "Company"), and Cobalt Acquisition Corporation, a Washington corporation ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the "Merger").

    The terms and conditions of the Merger Agreement are described in the preliminary proxy statement (the "Proxy Statement") filed herewith as Exhibit 99(a). A copy of the Merger Agreement is annexed to the Proxy Statement as Appendix A thereto.

    Pursuant to General Instruction F to Schedule 13E-3, the information in the Company's 2001 Annual Proxy Statement filed by the Company on April 24, 2001, under the heading "Election of Directors" is hereby expressly incorporated by reference herein.

    This Transaction Statement is being jointly filed by the Company (the issuer of the class of equity securities that is the subject of the transaction), Merger Sub, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership and the sole shareholder of Merger Sub ("WPEP"), Warburg, Pincus & Co., the general partner of WPEP ("WP"), Warburg Pincus LLC, a New York limited liability company and the manager of WPEP ("WP LLC"), and John W.P. Holt, a director and the Chief Executive Officer of the Company ("Holt" and, collectively with the Company, Merger Sub, WPEP, WP and WP LLC, the "Filing Persons").

ITEM 1.  SUMMARY TERM SHEET

    The information contained in "Summary Term Sheet" and "Certain Questions and Answers About the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

    (a)  Name and address.  The information set forth in "Cover Page," "Summary Term Sheet" and "Participants—Parties to the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

    (b)  Securities.  The class of securities that is the subject of the transaction is the common stock, par value $0.01 per share, of the Company. As of June 2, 2001, there were 20,357,472 shares of common stock issued and outstanding.

    (c)  Trading market and price.  The information set forth in "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

    (d)  Dividends.  The information set forth in "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

    (e)  Prior public offerings.  The information set forth in "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

    (f)  Prior stock purchases.  The information set forth in "Past Contracts, Transaction, Negotiations and Agreements" and "Common Stock Purchase Information" in the Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a)  Name and address.  The information set forth in "Summary Term Sheet," "Participants," "Special Factors—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt

Page 2 of 8 Pages

as to the Fairness of the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and the information set forth in the Company's 2001 Annual Proxy Statement under the heading "Election of Directors" is incorporated by reference herein. The name and address of each general partner of WP and each member of WP LLC is set forth on Schedule I hereto. The name and address of each executive officer of Merger Sub is set forth on Schedule II hereto.

    (b)  Business and background of entities.  The information set forth in "Summary Term Sheet," "Participants" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

    (c)  Business and background of natural persons.  The information set forth in "Summary Term Sheet," "Participants," "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and the information set forth in the Company's 2001 Annual Proxy Statement under the heading "Election of Directors" is incorporated by reference herein. The business background and other information required by Item 1003(c) of Regulation M-A of each general partner of WP and each member of WP LLC is set forth on Schedule I hereto. The business background and other information required by Item 1003(c) of Regulation M-A of each executive officer of Merger Sub is set forth on Schedule II hereto. None of the Filing Persons who are natural persons or, to the best of their knowledge, any executive officer, director or controlling person of the Company, Merger Sub, WPEP, WP or WP LLC has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except as set forth in Schedule I hereto, all Filing Persons who are natural persons and, to the best of their knowledge, any executive officer, director or controlling person of the Company, Merger Sub, WPEP, WP or WP LLC are United States citizens.

ITEM 4.  TERMS OF THE TRANSACTION

    (a)  Material terms.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting," "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger,—Purpose and Reasons for the Merger;—Certain Effects of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger," "Material U.S. Federal Income Tax Consequences of the Merger" and "Terms of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

    (c)  Different terms.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger,"—Certain Effects of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Terms of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

    (d)  Appraisal rights.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

    (e)  Provisions for unaffiliated security holders.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Where Shareholders Can Find More Information" in the Proxy Statement is incorporated herein by reference.

    (f)  Eligibility for listing or trading.  Not applicable.

Page 3 of 8 Pages

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a)  Transactions.  The information set forth in "Special Factors—Background of the Merger," "Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

    (b)  Significant corporate events.  The information set forth in "Special Factors—Background of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

    (c)  Negotiations or contacts.  The information set forth in "Special Factors—Background of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

    (e)  Agreements involving the subject company's securities.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting—Record Date and Voting Information," "Special Factors—Background of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger," "Terms of the Merger Agreement," "Terms of the Voting Agreement and the Commitment Letter" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference. The information set forth in Exhibits 99(d)(1) and 99(d)(2) hereto is incorporated by reference herein.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) Not applicable.

      (c)(1)-(8)  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Certain Effects of the Merger" and "Terms of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

    (a)  Purposes.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Purpose and Reason for the Merger;—Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

    (b)  Alternatives.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

    (c)  Reasons.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Opinion of SG Cowen;—Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

Page 4 of 8 Pages

    (d)  Effects.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Opinion of SG Cowen;—Certain Effects of the Merger," "Material Federal Income Tax Consequences," "Shareholder Litigation," "Dissenters' Rights" and "Terms of the Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

    (a)  Fairness.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Opinion of SG Cowen;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" in the Proxy Statement is incorporated herein by reference.

    (b)  Factors considered in determining fairness.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Opinion of SG Cowen;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" in the Proxy Statement is incorporated herein by reference.

    (c)  Approval of security holders.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting," "Special Factors—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Terms of the Voting Agreement and the Commitment Letter" in the Proxy Statement is incorporated herein by reference.

    (d)  Unaffiliated representative.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Opinion of SG Cowen" in the Proxy Statement is incorporated herein by reference.

    (e)  Approval of directors.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Opinion of SG Cowen" in the Proxy Statement is incorporated herein by reference.

    (f)  Other offers.  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

    (a)  Report, opinion or appraisal.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger;—Opinion of SG Cowen to the Special Committee" in the Proxy Statement is incorporated herein by reference.

    (b)  Preparer and summary of the report, opinion or appraisal.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "Special Factors—Background of the Merger;—Opinion of SG Cowen" in the Proxy Statement is incorporated herein by

Page 5 of 8 Pages

reference and Appendix B—Opinion of SG Cowen Securities Corporation in the Proxy Statement is incorporated herein by reference.

    (c)  Availability of documents.  The opinion of SG Cowen Securities Corporation shall also be made available for inspection and copying during regular business hours at the principal executive offices of the Company by any interested holder of common stock or by the representative of any such holder who has been so designated in writing upon written request and at the expense of the requesting securityholder.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

    (a)  Source of funds.  The information set forth in "Special Factors—Merger Financing" and "Estimated Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

    (b)  Conditions.  The information set forth in "Special Factors—Merger Financing" and "Estimated Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

    (c)  Expenses.  The information set forth in "Special Factors—Merger Financing" and "Estimated Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

    (d)  Borrowed funds.  Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)  Securities ownership.  The information set forth in "Summary Term Sheet" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

    (b)  Securities transactions.  The information set forth in "Summary Term Sheet," "Common Stock Purchase Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

    (d)  Intent to tender or vote in a going private transaction.  The information set forth in "Summary Term Sheet," "The Special Meeting," "Special Factors—Background of the Merger;—Position of Merger Sub, Warburg Pincus and its Affiliates, Management and Cobalt as to the Fairness of the Merger;—Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" and "Terms of the Voting Agreement and the Commitment Letter" in the Proxy Statement is incorporated herein by reference. The information set forth in Exhibit 99(d)(2) hereto is incorporated by reference herein.

    (e)  Recommendation of others.  The information set forth in "Summary Term Sheet" and "Interests of Cobalt Directors and Officers and Continuing Shareholders in the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS

    (a)  Financial information.  The information set forth in "Independent Accountants" and "Where Shareholders Can Find More Information" in the Proxy Statement is incorporated herein by reference.

    (b)  Pro forma information.  Not applicable.

Page 6 of 8 Pages

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    (a)  Solicitations or recommendations.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "The Special Meeting" in the Proxy Statement is incorporated herein by reference.

    (b)  Employees and corporate assets.  The information set forth in "Summary Term Sheet," "Certain Questions and Answers About the Merger" and "The Special Meeting" in the Proxy Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

    The information set forth in the Proxy Statement and the Appendices thereto, in the Company's 2001 Annual Proxy Statement under the heading "Election of Directors" is incorporated herein by reference in its entirety.

ITEM 16.  EXHIBITS

99(a)	Preliminary Proxy Statement for the Special Meeting of Shareholders of The Cobalt Group, Inc.
99(c)(1)	Opinion of SG Cowen Securities Corporation, dated June 2, 2001(*)
99(d)(1)	Voting Agreement, dated June 2, 2001, by and among Warburg, Pincus Equity Partners, L.P. and John Holt(**)
99(d)(2)	Agreement and Plan of Merger by and between The Cobalt Group, Inc. and Cobalt Acquisition Corporation dated as of June 2, 2001(*)
99(d)(3)	Commitment Letter, dated June 2, 2001, from Warburg, Pincus Equity Partners, L.P. and certain affiliates to The Cobalt Group, Inc.(**)
99(f)	Dissenters' Rights under Chapter 13 of the Washington Business Corporation Act (RCW 23B.13).(*)

(*)
Incorporated by reference from the Proxy Statement, a copy of which is attached as Exhibit 99(a).

(**)
Incorporated by reference from the Schedule 13D filed by Warburg, Pincus Equity Partners, L.P. and certain affiliates on June 5, 2001.

Page 7 of 8 Pages

    After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 27, 2001

THE COBALT GROUP, INC.
By:	/s/ JOHN W.P. HOLT Name: John W.P. Holt Title: President and Chief Executive Officer
COBALT ACQUISITION CORPORATION
By:	/s/ JOSEPH P. LANDY Name: Joseph P. Landy Title: President and Treasurer
WARBURG, PINCUS EQUITY PARTNERS, L.P.
By:	Warburg, Pincus & Co., General Partner
By:	/s/ JOSEPH P. LANDY Name: Joseph P. Landy Title: Partner
WARBURG, PINCUS & CO.
By:	/s/ JOSEPH P. LANDY Name: Joseph P. Landy Title: Partner
WARBURG PINCUS LLC
By:	/s/ JOSEPH P. LANDY Name: Joseph P. Landy Title: Member
/s/ JOHN W.P. HOLT John W. P. Holt

Schedule I

    Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). Unless otherwise indicated, each general partner or member, as applicable, has held such position for the last five years. The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017. Except as otherwise indicated, each person listed below is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	CURRENT PRINCIPAL OCCUPATION AND MATERIAL OCCUPATIONS DURING THE PAST FIVE YEARS
Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Gregory Back	Partner of WP; Member and Managing Director of WP LLC; Vice President and Secretary of Merger Sub; prior to 1999, Mr. Back was employed by McKinsey & Company
David Barr	Partner of WP; Member and Managing Director of WP LLC; prior to 2000, Mr. Barr was a Managing Director of Butler Capital and was employed by Goldman, Sachs & Co.
Harold Brown	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC; prior to 1998, Mr. Curt was a tax partner in the accounting firm of Ernst & Young LLP and a member of its Mergers & Acquisitions Services Group
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Stephen Distler	Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross	Partner of WP; Member and Senior Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Senior Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Vice Chairman of WP LLC
Charles R. Kaye	Partner of WP; Member and Executive Managing Director of WP LLC

Henry Kressel	Partner of WP; Member and Senior Managing Director of WP LLC
Joseph P. Landy	Partner of WP; Member and Executive Managing Director of WP LLC; President and Treasurer of Merger Sub
Sidney Lapidus	Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz	Partner of WP; Member and Managing Director of WP LLC
David E. Libowitz	Partner of WP; Member and Managing Director of WP LLC
Nancy Martin	Partner of WP; Member and Managing Director of WP LLC; prior to 1999, Dr. Martin was Vice President of Research and Development of MCI Systemhouse, Executive Director of Advanced Technology for Melville Corporation and a partner of Coopers & Lybrand where she directed advanced technology nationally. In addition, Dr. Martin was the founder and Chief Executive Officer of SoftPert Systems, founding professor of Software Engineering at Wang Institute of Graduate Studies and Visiting Professor at Stanford University.
Edward J. McKinley	Partner of WP; Member and Managing Director of WP LLC; President of Warburg Pincus International LLC
Rodman W. Moorhead III	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC; prior to 2000, Mr. Neary was a Managing Director of Chase Securities and was employed by Credit Suisse First Boston
Howard H. Newman	Partner of WP; Member and Vice Chairman of WP LLC
Gary D. Nusbaum	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus	Managing Partner of WP; Managing Member, Chairman and Chief Executive Officer of WP LLC

John D. Santoleri	Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC; prior to 1997, Mr. Schneider was a Managing Director with NationsBank Capital Markets, Inc.
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC; prior to 2000, Mr. Taylor was employed by the law firm of Wilson Sonsini Goodrich and Rosati
John L. Vogelstein	Partner of WP; Member, President and Vice Chairman of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David Wenstrup	Partner of WP; Member and Managing Director of WP LLC; prior to 1997, Mr. Wenstrup was employed by the Boston Consulting Group

MEMBERS OF WP LLC

NAME	CURRENT PRINCIPAL OCCUPATION AND MATERIAL OCCUPATIONS DURING THE PAST FIVE YEARS
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Gregory Back	Member and Managing Director of WP LLC, Partner of WP; Vice President and Secretary of Merger Sub; prior to 1999, Mr. Back was employed by McKinsey & Company
David Barr	Member and Managing Director of WP LLC, Partner of WP; prior to 2000, Mr. Barr was a Managing Director of Butler Capital and was employed by Goldman, Sachs & Co.
Frank M. Brochin(1)	Member and Managing Director of WP LLC
Harold Brown	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC, Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC, Partner of WP; prior to 1998, Mr. Curt was a tax partner in the accounting firm of Ernst & Young LLP and a member of its Mergers & Acquisitions Services Group
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Stephen Distler	Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa(2)	Member and Managing Director of WP LLC; prior to 1999, Mr. Fukagawa was employed by J.P. Morgan (New York and Tokyo), McKinsey & Company, Inc. (Tokyo), and Mitsubishi Bank (Tokyo)
Makoto Fukuhara(2)	Member and Managing Director of WP LLC; prior to 1999, Mr. Fukuhara was employed by Credit Suisse First Boston
Stewart K. P. Gross	Member and Senior Managing Director of WP LLC; Partner of WP
Alf Grunwald(3)	Member and Managing Director of WP LLC; prior to 2000, Mr. Grunwald was President and Chief Executive Officer of Deloitte and Touche Consulting Group-ICS and Vice President of Sales and Marketing of SAP Canada
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Senior Managing Director of WP LLC; Partner of WP

Sung-Jin Hwang(4)	Member and Managing Director of WP LLC; prior to 1999, Mr. Hwang was employed with the Investment Banking Division of Credit Suisse First Boston and was an associate of the law firms of Sullivan & Cromwell and Kim & Chang
Roberto Italia(5)	Member and Managing Director of WP LLC
William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP
Charles R. Kaye	Member and Executive Managing Director of WP LLC; Partner of WP
Rajesh Khanna(6)	Member and Managing Director of WP LLC
Henry Kressel	Member and Senior Managing Director of WP LLC; Partner of WP
Rajiv B. Lall(6)	Member and Managing Director of WP LLC; prior to 1997, Mr. Lall was an Executive Director of Morgan Stanley (Asian Economic Research)
Joseph P. Landy	Member and Executive Managing Director of WP LLC; Partner of WP; President and Treasurer of Merger Sub
Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz	Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz	Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock(7)	Member and Managing Director of WP LLC
John W. MacIntosh(8)	Member and Managing Director of WP LLC
Nancy Martin	Member and Managing Director of WP LLC; Partner of WP; prior to 1999, Dr. Martin was Vice President of Research and Development of MCI Systemhouse, Executive Director of Advanced Technology for Melville Corporation and a partner of Coopers & Lybrand where she directed advanced technology nationally. In addition, Dr. Martin was the founder and Chief Executive Officer of SoftPert Systems, founding professor of Software Engineering at Wang Institute of Graduate Studies and Visiting Professor at Stanford University.
Edward J. McKinley	Member and Managing Director of WP LLC; Partner of WP; President of Warburg Pincus International LLC

Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP; prior to 2000, Mr. Neary was a Managing Director of Chase Securities and was employed by Credit Suisse First Boston
Howard H. Newman	Member and Vice Chairman of WP LLC; Partner of WP
Gary D. Nusbaum	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus	Managing Member, Chairman and Chief Executive Officer of WP LLC; Managing Partner of WP
Pulak Chandan Prasad(6)	Member and Managing Director of WP LLC; prior to 1998, Mr. Prasad was a management consultant with McKinsey & Company (United States, India and South Africa)
John D. Santoleri	Member and Managing Director of WP LLC; Partner of WP; prior to 1997, Mr. Schneider was a Managing Director with NationsBank Capital Markets, Inc.
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Melchior Stahl(3)	Member and Managing Director of WP LLC; prior to 1999, Mr. Stahl was a Managin Director of Goldman, Sachs & Co. (Frankfurt and London), First Boston (New York) and Booz Allan & Hamilton GmbH (Dusseldorf)
Chang Q. Sun(9)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC, Partner of WP; prior to 2000, Mr. Taylor was employed by the law firm of Wilson Sonsini Goodrich and Rosati
John L. Vogelstein	Member, President and Vice Chairman of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David Wenstrup	Member and Managing Director of WP LLC; Partner of WP; prior to 1997, Mr. Wenstrup was employed by the Boston Consulting Group
Jeremy S. Young(7)	Member and Managing Director of WP LLC

(1)
Citizen of France

(2)
Citizen of Japan

(3)
Citizen of Germany

(4)
Citizen of Korea

(5)
Citizen of Italy

(6)
Citizen of India

(7)
Citizen of United Kingdom

(8)
Citizen of Canada

(9)
Citizen of China

Schedule II

    Set forth below is the name, position, present principal occupation and material occupations during the last five years of each of the executive officers of Cobalt Acquisition Corporation ("Merger Sub"). Merger Sub is a wholly-owned subsidiary of Warburg, Pincus Equity Partners, L.P. ("WPEP"). The business address of each of such persons is 466 Lexington Avenue, New York, New York 10017. Each of the persons listed below is a citizen of the United States.

EXECUTIVE OFFICERS OF MERGER SUB

NAME	CURRENT PRINCIPAL OCCUPATION AND MATERIAL OCCUPATIONS DURING THE PAST FIVE YEARS
Joseph P. Landy	Partner of WP; Member and Executive Managing Director of WP LLC; President, Treasurer and director of Merger Sub
Gregory Back	Partner of WP; Member and Managing Director of WP LLC; Vice President and Secretary of Merger Sub; prior to 1999, Mr. Back was employed by McKinsey & Company
Maya Chorengel	Vice President of WP LLC; Assistant Vice President of Merger Sub; prior to 1997, Ms. Chorengel was employed by Morgan Stanley and James D. Wolfensohn

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Schedule I
Schedule II